October 17, 2013
Karl Hiller, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Kodiak Oil & Gas Corp.
Registration Statement on Form S-4
Filed September 20, 2013
File No. 333-191281

Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Current Report on Form 8-K
Filed February 28, 2013
Form 10-Q for the Fiscal Quarter ended June 30, 2013
Filed August 1, 2013 File No. 001-32920

Dear Mr. Hiller,
This letter sets forth the responses of Kodiak Oil & Gas Corp. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 24, 2013 (the “Comment Letter”). For your convenience, we have repeated the comments of the Staff in bold type face exactly as given in the Comment Letter. The Company’s response is set forth below the Staff’s comments.
Registration Statement on Form S-4

General

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

Please respond to the following comments within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Response 1.

We acknowledge that the Staff will not be able to accelerate the effectiveness of our registration statement until we have cleared all comments, including comments on our periodic reports, listed below.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Note 7 - Commodity Derivative Instruments, page 80

2.
We note that you report realized and unrealized gains and losses on commodity derivative instruments in various sections of your filing including your financial statements and MD&A. However, the guidance in FASB ASC 815-10-35-2 does not differentiate between realized and unrealized transactions in equating gains and losses of derivatives not designated as hedges with the current period change in fair value. Tell us how you derived the realized and unrealized components of your commodity price risk management gain or loss and explain the meaning of disclosures on pages 50 and 52 stating "The unrealized gain is a non-cash adjustment for the value of our risk management transactions...."

Response 2.

The Company defines realized gains and losses as the difference between the contract price and the settlement price, i.e. the cash that is transferred between the two parties to settle the contract for the respective month’s production and reporting periods.  The unrealized gains and losses reflect the change in fair value during the reporting period of all derivative contracts.

The Company agrees that the guidance in FASB ASC 815-10-35-2 does not differentiate between realized and unrealized transactions in equating gains and losses of derivatives not designated as hedges with the current period change in fair value. As such, in future filings, when discussing our gains and losses on commodity price risk management activities in our financial statements and MD&A, we will not differentiate between the realized and unrealized components of the net gains and losses on commodity price risk management activities.

3.
Given that you do not appear to be applying hedge accounting, disclosures pertaining to your derivatives and their effects on your results of operations, as reflected in the tables, discussions and analyses presented in your filing, such as your accounting policy notes on pages 53 and 69, financial statement notes and MD&A, should clarify that you do not apply hedge accounting and should be oriented to the total periodic gain or loss recognized in your financial statements under GAAP. Any use of realized and unrealized terminology to simulate a discussion of results as if hedge accounting had been applied should be avoided, as the corresponding disaggregation of the GAAP measure generally yields non-GAAP measures that are not accurately presented as components.

If you regard cash flows related to derivative transactions as material, the related disclosures may be better positioned in the liquidity and capital resources section of MD&A. If you choose to provide this disclosure, please also quantify any costs that were paid to acquire or modify the terms of your derivative instruments and indicate the extent to which such costs have been recovered upon settlement each period. If you have not engaged in material transactions of this nature please clarify in the accompanying disclosures, including those where cash settlement amounts are utilized in computing non-GAAP measures.

Response 3.

We hereby confirm that the Company does not apply hedge accounting pertaining to its derivative instruments. Additionally, no consideration, premiums or other obligations have been paid or incurred upon entering into our commodity derivative instruments. In our future filings, we will make the following modifications to our accounting policy regarding commodity derivative instruments.

The Company has not designated any of its derivative contracts as fair value or cash flow hedges. Therefore, we do not apply hedge accounting to our commodity derivative instruments. ~~Unrealized gains and losses~~ Net gains and losses on commodity price risk management activities are recorded based on the changes in the fair values of the derivative instruments. ~~Both the unrealized and realized gains and losses~~ Net gains and losses on commodity price risk management activities ~~resulting from the contract settlement of derivatives~~ are recorded in the commodity price risk management activities line on the consolidated statements of income.
In future filings, when discussing our gains and losses on commodity price risk management activities in our financial statements and MD&A, we will not differentiate between the realized and unrealized components of the net gains and losses on commodity price risk management activities.

Within the liquidity and capital resources section of our MD&A, we discuss the volatility of crude oil prices and how this risk is partially mitigated by our use of commodity derivative instruments. Historically, cash flows related to the settlements of our derivative transactions have not been material to our overall liquidity. As such, we have not yet deemed it necessary to include the realized gains and losses in our discussion of liquidity and capital resources within our MD&A. In the event that the cash flows from the settlements of commodity derivative instruments were expected to become material (i.e. crude oil prices were to significantly vary from our contract prices), we would expand the discussion to include the expected impact on our overall liquidity position.

4.
Tell us the extent to which the changes in derivative assets and liabilities each period, when offset against the "Gain (loss) on commodity price risk management activities" reported on page 63, do not equate to the "Unrealized (gain) loss on commodity price risk management activities, net" on page 65. Please submit your underlying computations and explanations for any variances.

Response 4.

Net gains and losses on commodity price risk management activities as reported on page 63, our consolidated statements of operations, include both cash settlements (“realized gains and losses on commodity price risk management activities”) and the change in the amounts of our assets or liabilities relating to our open derivative contracts (“unrealized gains and losses on commodity price risk management activities”). On page 65, our consolidated statements of cash flows, we include an adjustment for the change in our assets or liabilities relating to our commodity derivative instruments. Thus, the cash gains or losses related to the settlements of our commodity derivative instruments are included in operating cash flows.

Form 8-K filed February 28, 2013
Exhibit 99.1

Reconciliation of Adjusted EBITDA, page 10

5.
We note that you adjust net income to remove the amounts identified as unrealized gain or loss on commodity price risk management activities in computing your non-GAAP measure of Adjusted EBITDA. If your intention is to reflect cash settlements of commodity derivatives in your non-GAAP measures, and you are unable to show correlation between your "unrealized" amounts and gain or loss determined in accordance with FASB ASC 815-10-35-2 for derivatives that continue to be held at the end of the period, replacing the adjustments for "unrealized" amounts with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, and an adjustment to include cash settlements net of any costs that had been paid to acquire or modify such instruments, may serve to clarify your reconciliations. However, if you intend to present Adjusted EBITDA as a non-GAAP liquidity measure rather than a performance measure, please describe the revisions that you believe would be necessary to reflect all outflows and inflows of cash related to commodity derivatives each period, and explain why operating cash flows would not be the more directly comparable measure under GAAP.

Response 5.
The Company acknowledges that to clarify our reconciliation from net income to Adjusted EBITDA, in subsequent interim and annual reports, earnings releases, and similar presentations, we will replace the adjustments for “unrealized” amounts with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, and add an adjustment to include cash settlements. As the Company has not incurred any costs to acquire or modify such instruments, no such further adjustment is necessary to such reconciliations.

The Company believes that Adjusted EBITDA is primarily a performance measure and is also, to a lesser extent, a liquidity measure. We believe the adjustments described above are all of the necessary adjustments which detail the changes in the amounts of our assets or liabilities related to our commodity derivative instruments and the outflows and inflows of cash related to our commodity derivative instruments. We use non-GAAP financial measures such as Adjusted EBITDA in our operational and financial decision-making, and believe that such measures allow us to focus on what we deem to be more reliable indicators of ongoing operating performance. Adjusted EBITDA is also used by many of our investors, research analysts, investment bankers, and lenders to assess our operating performance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

General

6.
Please conform the accounting and disclosure in your interim reports, earnings releases, and similar presentations posted on your website, as necessary to comply with all applicable comments in this letter.

Response 6.

The Company acknowledges that it will conform the accounting and disclosure in its interim reports, earnings releases, and similar presentations posted on its website, as necessary to comply with all applicable comments in this letter.

Closing Comments

The aforementioned changes modify the disclosure of our accounting policy for commodity price risk management activities, the related discussion within MD&A, and the presentation within the calculation of Adjusted EBITDA. As such, there are no significant changes to the information previously provided and there would be no adjustments to the principal financial data presented. Accordingly, we do not believe that amendments to our previous filings are necessary.
The Company hereby acknowledges to the Staff of the Commission the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•
The Company affirms that it will conform its accounting and disclosure in its future interim reports, earnings release, and similar presentations posted on its website, as necessary to comply with all applicable comments in this letter.

Very Truly Yours,

/s/ JAMES P. HENDERSON
James P. Henderson
Chief Financial Officer